September 21, 2012
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414.297.5596
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CLIENT/MATTER NUMBER
047293-0101

Via EDGAR System

Ms. Karen Rosotto U.S. Securities and Exchange Commission Division of Investment Management Washington, D.C. 20549
Re:	The Arbitrage Funds (Investment Company Act File No. 811-09815)
Post-Effective Amendment No. 19 to Form N-1A Registration Statement
Filed July 18, 2012

Dear Ms. Rosotto:

On behalf of our client, The Arbitrage Funds and its series, The Arbitrage Fund, The Arbitrage Credit Opportunities Fund and The Arbitrage Event-Driven Fund (collectively, the “Funds”), set forth below are the Funds’ responses to oral comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the above-referenced registration statement (the “Registration Statement”).  The comments were provided by Karen Rosotto at rosottok@sec.gov.  The numbered items set forth below repeat (in bold italics) the comments of the Staff reflected in their oral comments, and following such comments are the Funds’ responses.

If you would like to discuss the responses, you may contact Peter D. Fetzer at (414) 297-5596.  As appropriate, the Funds have amended the Prospectus and the Statement of Additional Information in response to these comments, and a redlined copy of each of these documents is attached hereto in PDF format.

General Comment

1. In connection with responding to the comments of the Staff, please provide, in writing, a statement from the Funds acknowledging that:

●	the Funds are responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

●
Staff comments or changes to disclosure in response to Staff comments in the Registration Statement reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Registration Statement, and

●	the Funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

BOSTON BRUSSELS CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN DIEGO/DEL MAR SAN FRANCISCO SHANGHAI	SILICON VALLEY TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.
4841-964

Ms. Karen Rosotto
U.S. Securities and Exchange Commission
September 21, 2012

Response:  We acknowledge on behalf of the Funds that (1) the Funds, through their officers and directors, are responsible for the adequacy and accuracy of the disclosure in the Registration Statement; (2) Staff comments or changes to disclosure in response to Staff comments in the Registration Statement reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Registration Statement; and (3) the Funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Prospectus

2. In the Fund Fees and Expenses tables, with regard to footnote 2 please indicate that “Other Expenses” for Class C shares are based on Class R expenses because Class C shares have not yet been offered for a year.

Response:  The Funds will revise the disclosure as requested.

3. In the Fund Fees and Expenses tables, with regard to footnote 4 please include disclosure that the investment advisor can recoup fees waived in subsequent years and that briefly explains how and when the waiver agreement can be terminated.  Also, please confirm that the waiver agreement was filed as an exhibit to the Registration Statement.

Response:  The Funds will revise the disclosure as requested.  On behalf of the Funds, we confirm that the Expense Waiver and Reimbursement Agreement was filed as an exhibit to the Registration Statement.

4. In the Principal Investment Strategies discussion for The Arbitrage Fund, please provide disclosure to more fully explain the purpose behind short selling when the proposed acquisition calls for an exchange of securities.

Response:  The Funds will revise the disclosure as requested.

5. In the hypothetical expense example for The Arbitrage Credit Fund, please note which years include the expense waiver, and delete the five and ten year columns.

Response:  The Funds will revise the disclosure as requested.

6. In the Principal Investment Strategies discussion for The Arbitrage Credit Fund, please note the principal type of derivatives that the Fund uses.  In this discussion, please revise the sentence on the relative value approach to make it clear that the Fund is expressing positive views on specific companies, not credits.  Also, revise the disclosure to more clearly explain how the Fund seeks to control volatility and duration.

Response:  The Funds will revise the disclosure as requested.

4841-

Ms. Karen Rosotto
U.S. Securities and Exchange Commission
September 21, 2012

7. Please explain how unlimited use of derivatives and short sales is consistent with Section 18 of the Investment Company Act, and explain how The Arbitrage Credit Fund will comply with Section 18.

Response:  While the Funds may engage in short sales and employ derivatives for a variety of purposes (referred to herein collectively as “leveraged transactions”), including to increase leverage, to boost returns, to gain access to certain markets, to achieve greater transaction efficiency, and hedge interest rate, credit, and other risks, the Funds recognize that leveraged transactions can raise risk management issues for a fund relating, for example, to leverage, illiquidity (particularly with respect to complex OTC derivatives), and counterparty risk, among others.  The Funds are also aware that there are inherent limitations on the ability of a mutual fund to engage in leveraged transactions (for example, the need to maintain liquid assets to cover obligations in order to avoid the creation of a senior security” under Section 18 of the Investment Company Act of 1940).

The Funds note that the SEC has determined under Section 18 of the Investment Company Act that it will not treat leveraged transactions as senior securities provided that the Funds take certain steps to limit the potential for “leveraged” losses.  Specifically, the SEC has offered mutual funds three kinds of alternatives to a full prohibition: (1) treating these derivative investments as borrowings and requiring the mutual fund to provide a 300 percent coverage for such borrowing; (2) requiring the mutual fund to create a segregated account consisting of cash and its equivalents in which the value of the mutual fund’s future obligations would be held; such assets would then cover these obligations and negate the existence of borrowing or the issue of senior securities; or (3) requiring the mutual fund to hold or acquire instruments that fully match the mutual fund’s obligations, creating a “wash” and thus negating the mutual fund’s obligations.

When engaging in leveraged transactions, the Funds will ensure that they take the appropriate steps identified above to limit the potential for leveraged losses, and will ensure that they comply with any related SEC guidance.  The Funds’ Board of Trustees will oversee and monitor the Funds’ use of leveraged transactions.

8. In the discussion on Convertible Arbitrage, please indicate that The Arbitrage Credit Fund takes a short position in common stock when it believes that the common stock is overvalued in relation to the convertible securities.

Response:  The Funds will revise the disclosure as requested.

9. In the discussion on Capital Structure Arbitrage, please indicate that The Arbitrage Credit Fund takes a short position in an unsecured security when it believes that the unsecured security is overvalued in relation to the senior secured security.

Response:  The Funds will revise the disclosure as requested.

4841-964

Ms. Karen Rosotto
U.S. Securities and Exchange Commission
September 21, 2012

10. In the Principal Risks for The Arbitrage Credit Fund, please identify each type of principal derivative and its risk.  Also, please include a risk for small and medium sized companies, if such companies will be a principal investment.

Response:  The Funds will revise the disclosure as requested.

11. If foreign securities are a principal investment for The Arbitrage Credit Fund, as suggested by the fact they are a principal risk, please ensure they are referenced in the Principal Investment Strategies.

Response:  The Funds will revise the disclosure as requested.

12. In the Performance Information discussion for The Arbitrage Credit Fund, please note where performance information may be found when it is available.

Response:  The Funds will revise the disclosure as requested.

13. In the Principal Investment Strategies for The Arbitrage Event-Driven Fund, the Fund indicates that it may invest when it anticipates corporate events.  Does the Fund speculate.  If yes, please disclose.

Response:  The Funds have deleted the reference to anticipating corporate events, as the Fund does not intend to speculate.

14. In the Principal Risks for The Arbitrage Event-Driven Fund, the Fund indicates that high yield fixed income securities are a principal risk.  Are they a principal investment?  If yes, please disclose

Response:  The Funds will revise the disclosure as requested.

15. In the Principal Investment Strategies and Policies discussion, each of the Funds has disclosure similar to the following: “The Adviser expects the Fund’s assets to be diversified in various industries; however if a large percentage (namely, at least 50%) of mergers taking place within the U.S. are within one industry (for example, banking or telecommunications) over a given period of time, a large portion of the Fund’s assets could be concentrated in that industry for that period of time.”  See also similar disclosure in the Statement of Additional Information.  Please indicate why the Funds believe this discretionary concentration policy is permissible.

4841-964

Ms. Karen Rosotto
U.S. Securities and Exchange Commission
September 21, 2012

Response:  Pursuant to Section 8(b)(1), the Funds may reserve the freedom to concentrate investments in a particular industry or group of industries, as long as the Funds include a statement in their prospectus indicating the extent to which a Fund may concentrate its investments.  If a Fund reserves this freedom, it is required to include a statement in its prospectus indicating the extent to which the Fund may concentrate its investments.  See Investment Company Act Release No. 7221, 37 Fed. Reg. 12,790 (June 9, 1972), and also see Investment Company Act Release No. 9011, 9011, 40 Fed. Reg. 54,241 (Oct. 30, 1975).  In this regard, we note that the Funds' concentration policy is not like the sample concentration policy that the SEC indicated was not acceptable: “Although investments are normally widely diversified by industries, the Registrant reserves the right to concentrate its investments in particular industries without limitation if deemed advisable and in the best interest of shareholders.”  Instead, the concentration policy of the Funds is one that is based on factors outside of the control of the Funds and their investment adviser (namely, those times when a large percentage (namely, at least 50%) of mergers taking place within the U.S. are within one industry) and is limited in scope.

This conclusion is supported by the Staff’s statement in The First Australia Fund, Inc., SEC No-Action Letter (publicly available July 29, 1999), where the Staff stated that section 8(b)(1) permits a fund to adopt a discretionary concentration policy, “provided that the circumstances under which the manager may exercise its discretion to change the fund’s concentration status are described, to the extent practicable, in the fund’s registration statement.”  Although not an “index” fund, The First Australia Fund invested only in equity securities listed in the Australian All Ordinaries Index, an index organized by industry, which subjected the fund to the possibility, outside of its control, that a large number of such listed companies could be concentrated in one industry.  In light of this, among other things, The First Australia Fund’s discretionary concentration policy was permitted.  Like The First Australia Fund, the Funds’ discretionary concentration policy is driven by factors outside of its control, and is very limited in scope, as it only applies if 50% or more of the mergers taking place are taking place within one industry.  Furthermore, the Funds have described in their registration statement their discretion to concentrate with as much detail as is practicable with respect to the circumstances under which the Funds may concentrate their investments.

16. Are the Derivatives Risks and Counterparty Risks principal risks instead of non-principal risks?  If yes, please revise accordingly.

Response:  The Funds have revised this disclosure to indicate where these risks are principal risks.

Statement of Additional Information

17. In the discussion on Borrowing, please revise the disclosure to indicate that the requirement to dispose of portfolio holdings within three days to get back into compliance with asset coverage requirements excludes weekends and holidays.

Response:  The Funds will revise the disclosure as requested.
4841-964

Ms. Karen Rosotto
U.S. Securities and Exchange Commission
September 21, 2012

18. The Fundamental Investment Policy on senior securities indicates that the Funds may issue senior securities as permitted.  Please add to this disclosure the phrase “as permitted under the 1940 Act.”

Response:  The Funds will revise the disclosure as requested.

19. The Non- Fundamental Investment Policies  on short selling and investing in other investment companies indicate that the Funds may engage in these activities to the extent permitted by the Investment Company Act of 1940.  Please include disclosure that briefly indicates what is allowed by the 1940 Act.

Response:  The Funds will revise the disclosure as requested.

20. We note that the Funds filed for an exemption under CFTC Rule 4.5 and that the CFTC has recently adopted rule changes to CFTC Rule 4.5.  Please confirm that the Funds are aware of the rule changes and are taking steps to address the rule changes.

Response:  We have confirmed with the Funds that they are aware of the CFTC’s recently adopted rule changes to CFTC Rule 4.5 and proposed rule, “Harmonization of Compliance Obligations for Registered Investment Companies Required to Register as Commodity Pool Operators” (“Proposed Harmonization Rules”).  We have further confirmed with the Funds that they are planning for the potential effect that the changes to CFTC Rule 4.5 and the Proposed Harmonization Rules might have on the Funds’ disclosure documents.  The Funds will revise the disclosure to reference the CFTC’s rule changes.

21. The Funds have adopted stock ownership guidelines for the Trustees.  Please revise the disclosure on the stock ownership guidelines to indicate why the Board of Trustees believed this was advisable.

Response:  The Funds will revise the disclosure as requested.

* * *

Very truly yours,

/s/ Peter D. Fetzer

Peter D. Fetzer